Exhibit 99.1
                           GULFMARK OFFSHORE, INC.


                                PRESS RELEASE

                             FOR IMMEDIATE RELEASE


      HOUSTON, TX., April 4, 2001 -- GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced it has closed its previously announced acquisition of the 1982 built, large platform supply vessel, the Stirling Fyne (renamed the Highland Patriot), from Stirling Shipping Co. Ltd for GBP4.5 million (approximately $6.9 million). The vessel will begin its firm one-year plus two one-year options contract in the next few days. The average annual impact of the purchase, including the contract options, is expected to be approximately $0.18 per share. Mr. Bruce Streeter, President and COO of the Company, said, "The addition of this vessel to our fleet, along with it's favorable contract, is an example of a niche opportunity that we can and will take advantage of in the future."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry with a fleet of forty-seven (47) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.



Contact:     Edward A. Guthrie, Executive Vice President & CFO
             (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

                               1